

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12014183

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2011_____ AND ENDING_____12/31/2011_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Capital Advisors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Rd   Suite 900

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown   404-303-8840

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.

(Name – if individual, state last, first, middle name)

3630 Peachtree Rd. Suite 600	Atlanta,	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/12

OATH OR AFFIRMATION

I, _____ Michael O. Brown _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Kurt Salmon Capital Advisors, Inc. _____ , as

of _____ 12/31/2011 _____ , _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____

_____

_____
Signature

Financial Principal
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kurt Salmon Capital Advisors, Inc.

Form X-17A-5, Part III
With Supplementary Information
December 31, 2011

Kurt Salmon Capital Advisors, Inc.

Table of Contents
December 31, 2011

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404 898 2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kurt Salmon Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of **Kurt Salmon Capital Advisors, Inc.** (a wholly-owned subsidiary of Kurt Salmon US, Inc.) as of December 31, 2011, and the related statements of income and retained earnings, changes in stockholder's equity, and changes in financial condition for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kurt Salmon Capital Advisors, Inc. as of December 31, 2011, and the results of its operations and its changes in financial condition for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 28, 2012

Kurt Salmon Capital Advisors, Inc.

Statement of Financial Condition
December 31, 2011

Assets

Cash in bank	$ 60,000
Due from parent	5,139,296
Total assets	**$ 5,199,296**

Liabilities and stockholder's equity

Common stock, 1,000 shares authorized, no par value,	
160 shares issued and outstanding	$ 16,000
Additional paid-in capital	2,594,683
Retained earnings	2,588,613
Total stockholder's equity	**5,199,296**
Total liabilities and stockholder's equity	**$ 5,199,296**

Kurt Salmon Capital Advisors, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2011

Revenues	
Advisory fees	$ 3,673,532
Reimbursed expenses	57,333
Total revenue	3,730,865
Expenses	
Personnel expenses	1,370,417
General operating expenses	476,899
Professional services	50,110
Marketing expenses	887
Total expenses	1,898,313
Income before income tax expense	1,832,552
Income tax expense	696,370
Net income	1,136,182
Retained earnings	
Beginning of year	1,452,431
Net income	1,136,182
Dividends paid	-
End of year	$ 2,588,613

Kurt Salmon Capital Advisors, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2010	160	$ 16,000	$ -	$ 1,452,431	$ 1,468,431
Contribution from Parent	-	-	1,898,313	-	-
Deferred income taxes paid by Parent	-	-	696,370	-	696,370
Net income	-	-	-	1,136,182	1,136,182
Balance at December 31, 2011	160	$ 16,000	$ 2,594,683	$ 2,588,613	$ 3,300,983

Kurt Salmon Capital Advisors, Inc.

Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 1,136,182
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in due to/from Parent	(1,136,182)
Net cash provided by operating activities	-
Net increase in cash	-
Cash in bank,	
Beginning of year	**60,000**
End of year	$ 60,000
Supplemental cash flow disclosures	
Interest and income taxes paid	$ -
Non-cash contributions from Parent	$ -

Kurt Salmon Capital Advisors, Inc.

Notes to Financial Statements
December 31, 2011

1. Description Of Business

Kurt Salmon Capital Advisors, Inc. (the Company), formerly known as Kurt Salmon Associates Capital Advisors, Inc. was formed in 1997 as a wholly-owned subsidiary of Kurt Salmon US, Inc. (the Parent), formerly known as Kurt Salmon Associates, Inc., an international management consulting firm specializing in the retail, consumer products and healthcare industries. The Company was formed for the purpose of providing merger and acquisition, financial, and capital advisory services to the clients and industries served by the Parent. The Company's registration as a broker-dealer became effective in 1997.

During 2007, the Parent was acquired by MCG U.S. Holdings, Inc. (MCG) who is owned by Management Consulting Group PLC, MCG then became the new Parent. All agreements between the Company and the Parent continued in existence without change.

2. Accounting Policies and Related Party Transactions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Advisory fees are recognized as revenue when contract services are completed and fees are earned. All fees earned by the Company arise from contracts obtained through the Parent or its subsidiaries. Contract services are provided by the Parent or its subsidiaries at rates established through intercompany arrangements controlled by the Parent. These arrangement terms are unsecured, non-interest bearing and payable upon demand.

The Company has an expense sharing arrangement with the Parent whereby the Parent will bear all salary and administrative costs of the Company and allocate a proportionate amount to the Company. The Company has no obligation to repay or reimburse the Parent for any such costs. The amount of costs paid by the Parent in 2011 was $1,898,313, which is shown as a capital contribution from the Parent.

The Company is included in the consolidated income tax return of the Parent. Under an arrangement with the Parent, the Company recognizes an income tax expense or benefit based on the consolidated effective tax rate and income tax liabilities of the Company are paid by the Parent. In 2011, the amount of taxes charged by the Parent on behalf of the Company was $696,370, which is shown as an additional capital contribution from the Parent.

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require recognition or

Kurt Salmon Capital Advisors, Inc.

Notes to Financial Statements
December 31, 2011

disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined by the Rule) shall not exceed 15 to 1. At December 31, 2011, the ratio of aggregate indebtedness to net capital was 0 to 1 and the Company had net capital of $60,000 which was $55,000 in excess of its required net capital.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Kurt Salmon Capital Advisors, Inc.

We have audited the financial statements of **Kurt Salmon Capital Advisors, Inc.** for the year ended December 31, 2011, and have issued our report thereon dated February 28, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 28, 2012

8

Kurt Salmon Capital Advisors, Inc.

Supplementary Information
December 31, 2011

Computation of net capital

Stockholder's equity, December 31, 2011	$	5,199,296
Less:		
Due from parent		(5,139,296)
Net capital	$	60,000

Reconciliation of net capital under rule 15c3-1

Net capital, Form X-17A-5, Part IIA	$	60,000
Reconciling items		-
Net capital per above computation	$	60,000

Computation of aggregate indebtedness as defined under rule 15c3-1

Liabilities	$	-
Total aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0 to 1

Computation of excess net capital

Net capital per above computation	$	60,000
Required net capital		5,000
Net capital in excess of required amount	$	55,000

Kurt Salmon Capital Advisors, Inc.

Supplementary Information
December 31, 2011

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2011, a computation for determination of reserve requirements is not applicable to Kurt Salmon Capital Advisors, Inc., as the company qualifies for exemption under the subparagraph (k) (2) (i) exemptive provision of SEC Rule 15c3-3.

As of December 31, 2011, information relating to possession or control requirements is not applicable to Kurt Salmon Capital Advisors, Inc., as the company qualifies for exemption under the subparagraph (k) (2) (i) exemptive provision of SEC Rule 15c3-3.

3630 Peachtree Road, NE. Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

In planning and performing our audit of the financial statements of **Kurt Salmon Capital Advisors, Inc.** (the Company), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 28, 2012

W I N D H A M   B R A N N O N

3630 Peachtree Road NE Suite 600
Atlanta, GA 30326
404 898 2000
fax 404 898 2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Kurt Salmon Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Kurt Salmon Capital Advisors, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T, (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5, as amended, for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T, for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T, with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T, as amended; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 28, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 2011

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050426 FINRA   DEC

Kurt Salmon Capital Advisors, Inc.

1355 Peachtree Street NE, Suite 900

Atlanta, GA 30309

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael O. Brown 404-303-8840 Ext 205

2. A. General Assessment (item 2e from page 2) $ 9,183

B. Less payment made with SIPC-6 filed (exclude interest) Oct 2011 (1,347)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,836

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,836

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,836

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kurt Salmon Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

Michael Brown
(Authorized Signature)

Dated the 21 day of FEBRUARY, 2012

FINANCIAL ⌁ OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January , 20 11
and ending December , 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,730,864

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining Item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        ## Reimbursed Expenses   57,333

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions   57,333

2d. SIPC Net Operating Revenues $3,673,531

2e. General Assessment @ .0025 $9,183

(to page 1, line 2.A.)

2